Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

        This filing contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Anthem's and WellPoint's Annual Reports on Form 10-K for the year ended December 31, 2003.

        This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on November 26, 2003 a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. Anthem will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE

BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem's Current Report on Form 8-K, filed with the SEC on October 27, 2003, contains information regarding Anthem's participants and their interests in the solicitation. Information concerning WellPoint's participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

* * *

        Following is a transcript of a conference call held by WellPoint Health Networks Inc. on April 22, 2004.

2

Operator

Ladies and gentlemen, thank you for standing by and welcome to the WellPoint Health Networks conference call to discuss first quarter 2004 financial results. This call is being recorded. There will be a question-and-answer session at the conclusion of this conference call. (OPERATOR INSTRUCTIONS) During the course of the call, WellPoint's management may make comments upon expected pricing or cost trends or may make other projections or forward-looking statements regarding the future financial performance of the company. WellPoint cautions you that these forward-looking statements are merely predictions based on current circumstances, and that these statements involve a number of risks and uncertainties that may cause actual results to differ materially from those projected. Factors that can cause actual results to differ are discussed in WellPoint's most recent Form 10-K and the company's other periodic filings with the SEC.

This presentation may be deemed to be solicitation material with respect to the proposed transaction between Anthem, Inc. and WellPoint. In connection with the proposed transaction, Anthem has filed with the SEC a registration statement on Form S-4, which contains a preliminary proxy statement/prospectus regarding the proposed transaction. The information contained in the preliminary proxy statement/prospectus is not complete and may be changed. When it becomes available, the final proxy statement/prospectus will be sent to the stockholders of WellPoint and the shareholders of Anthem seeking their respective approval of the proposed transaction. Holders of WellPoint and Anthem common stock are encouraged to read the final proxy statement/prospectus because it will contain important information about the proposed transaction.

The final proxy statement/prospectus and all other documents filed or to be filed by Anthem or WellPoint with the SEC are or will be available for free, both on the SEC's website, www.sec.gov, and from Anthem's and WellPoint's respective corporate secretaries. WellPoint and Anthem and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interest of WellPoint's and Anthem's directors and executive officers will be included in the final proxy statement/prospectus.

At this time, I would now like to turn the conference over to Mr. Leonard Schaeffer, WellPoint's Chairman and Chief Executive Officer.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

Thank you, operator, and thank all of you for joining us today for a discussion of our first quarter results. Today I'll begin with an overview of WellPoint's first quarter 2004 performance, and Dave Colby, our CFO, will review the financials. And finally, I'll conclude with a few brief comments before we take your questions.

We had another excellent quarter. Our first quarter performance reflects our continued focus on providing value to our customers. Our top line exceeded $5.5 billion during the quarter, a 17% increase from last year's first quarter. Operating cash flow of $306 million once again was greater than net income. WellPoint's first quarter diluted earnings per share of $1.85 was a 43% increase over the same period last year. We continue to launch innovative new products, such as the Classic HMO, a product offered in the California small group market, which is made more affordable by higher office visit costs and hospital co-pays. Alliance Choice, another new product, is offered to individuals in Missouri. It allows low-cost access to prescription drugs and routine and preventive care, while still providing protection from catastrophic financial loss due to hospitalization.

And as a result of landmark legislation in Texas, carriers can offer plans that contain fewer state-mandated benefits. On January 1st, we launched the Consumer Choice PPO plans, which offer comprehensive benefits that are more affordable. We also continue to improve our customer service using technology. During the first quarter we developed a new, improved online application for our California individual members, with decision support intelligence to help buyers select the plan that's right for them. In addition, we've improved our technology, so when consumers apply online, we can automatically process their application with little human intervention, enabling us to provide coverage much more rapidly.

And we continue to take the lead in managing drug spend, with programs like Generic Select and Blue Freedom Rx. Generic Select recently won a joint award from the Blue Cross Blue Shield Association and Harvard Medical School for promoting health-care affordability. Blue Freedom Rx Was launched in Georgia in the first quarter and incorporates our new reference pricing initiative. Let's now shift to membership growth.

We added 363,000 new members in the first quarter on a same-store basis. This number would have been higher by about 100,000 members if not for our decision to withdraw from the Oklahoma Medicaid market and the Medicare Advantage program in Atlanta, Georgia and Ventura and Santa Clara counties in California at the beginning of the first quarter. As I have said before we will operate these Medicaid and Medicare programs in specific geographies only if they remain viable businesses in those locations. We also had strong sales during the first quarter of over 828,000 members, of which 483,000 were insured members and 345,000 were ASO members. This level of sales in one quarter indicates the popularity of our products and services.

The trend in changes in membership in existing accounts continues to improve. As you might recall in the second quarter of "03 we experienced a decline of more than 100,000 members in existing accounts. This decline narrowed to 62,000 members in the third quarter of "03 and by the fourth quarter we saw an increase of 4,000 members in existing accounts. This quarter we saw an increase of 26,000 members in existing accounts and this indicates to us that the economy is improving. As we discussed in last quarter's conference call we are now including BlueCard host medical members in our membership count. Host members are members covered by another Blue plan who reside in our Blue geographies and use our networks. Note the strong growth in the program for 568,000 members at the end of the first quarter of "02 to nearly 1.2 million members at the end of the first quarter of "04. Our host membership increased by 194,000 members in the first quarter.

Now let me briefly discuss some same-store membership results in our key geographies. In California large group, we added several national accounts effective January first; we signed E-trade, Kinko's, Hilton Hotels, and the western region of Wal-Mart. These accounts are managed through Blue Cross of California but we report the members according to where they live. While these accounts represent a cumulative 131,000-member gain for California large group, 105,000 of these members are reported in geographies outside of California because that's where they live. The membership represented by these accounts was partially offset by account attrition in our public entity segment.

Also our State Sponsored membership in California saw a decline sequentially of about 10,000 members in the Healthy Families program because state budget cuts have reduced resources to help eligible individuals complete the application process for that program.

Overall we continue to see strong interest in new California products. We have over 100,000 Power CareAdvocate members and during the first quarter we sold or renewed 15 groups in the Power Select HMO program, which has a smaller network of quality physicians and hospitals and is more cost effective.

We are also seeing good momentum in the individual and small group markets in California. We added almost 18,000 net members during the quarter despite a rate increase in the individual market on March first. Small group also experienced its second consecutive quarter of growth in existing accounts. We believe this is a continuing sign that the California economy is rebounding. Also as we discussed during last quarter's call Right Plan 40, the individual plan aimed at what we call the young invincibles, is performing very well. This plan is proving successful in attracting a younger and a larger proportion of uninsured buyers.

In Georgia, we had another strong quarter in the ISG segment, adding more than 14,000 members sequentially. We also had an especially strong January in large group with the addition of more than 44,000 members through new account sales, including Kimberly-Clark, United Food and Commercial Workers Union and an expansion of our relationship with Home Depot.

In Missouri and Wisconsin, our other two Blue states, we continue to capture integration efficiencies that they keep us competitive and help us attract more members. In Missouri, we added almost 46,000 large group members during the first quarter reflecting the strong presence of the Blue brand and increased efficiencies in technology and customer service.

In Illinois, where we market under the UNICARE and HealthLink brands, we had good member growth in the first quarter adding nearly 20,000 members.

In Texas, also a UNICARE and HealthLink state, growth in the ISG segment was more than offset by attrition in large group. In other states large group membership increased by 137,000 members during the first quarter. The largest component of this was the Wal-Mart account, which added 70,000 lives in eleven states.

Now I would like to briefly comment about premium trends in our industry. From our perspective we continue to maintain our strict pricing discipline. As I discussed on many past conference calls, with this strict discipline we continue to have strong sales. WellPoint will continue to be aggressive in bringing value to customers through health information and improvement programs and efforts to enhance our administrative efficiency and to pay claims more quickly. We want to increase access to quality care and slow the rate of increase in costs for the benefit of our customers.

For 2004, we continue to see increases in premiums and costs of just under 10%.

Now a few comments about Medicare reform. With regard to Medicare, there have been some discussions about the possibility of rolling back or amending the Medicare reform bill but we don't expect that to happen. And even if it were to happen it would not impact our guidance on earnings. CMS is still working on the Medicare bill's implementing regulations. As you know, these are critically important to whether WellPoint and many other companies would consider participating in the new Part D coverage.

Meanwhile we are moving forward to position WellPoint for success in the new Medicare environment. Our PBM was selected to participate in the discount card program. Participants can begin to enroll in May and the program goes live on June 1st. The Treasury Department issued guidance in April clarifying some additional details for how health savings accounts, HSAs, will operate. In general the guidance is helpful and our business units are launching HAS-compatible high deductible health plans in key geographies.

Now a few comments about the merger. With regard to our merger with Anthem, since the approval of the Blue Cross Blue and Shield Association we've received further State approvals from Texas, Illinois and Wisconsin. We are continuing the process of review in the remaining states of California, Delaware and Georgia. We continue to expect the transaction to close in mid-2004.

Integration teams made up of individuals from both companies are continuing their work and we are comfortable that we can efficiently integrate the organizations following approval from those states and the close of the transaction.

Now let me turn the call over to Dave Colby for a discussion of our financial results.

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

Thank you, Leonard. We are very pleased with our first quarter 2004 financial results for a couple of reasons. First, our continued focus on operations has resulted in yet another quarter where WellPoint has met or exceeded analyst expectations and second, given these favorable results in the first quarter, in yesterday's earnings release we increased our 2004 earnings guidance from $7.10 per diluted share to $7.50.

First quarter 2004 reported net income was $295.2 million (or $1.85 per diluted share), which included $9.9 million in net, after-tax realized investment gains (or $0.06 per diluted share.) Excluding these investment gains, first quarter 2004 financial results exceeded consensus estimates by over $0.20 per diluted share. First quarter earnings per share excluding the net investment gains represented a 40.9% increase over comparable results for the first quarter of 2003 of $1.27, which excludes $3.7 million of net, after-tax realized gains in the investment portfolio.

We continue to be pleased with the progress Becky Kapustay and her team are making in the integration of the Cobalt acquisition. During the first quarter of 2004, the Cobalt entities generated net income of $8.4 million. Since WellPoint issued 5.1 million shares to complete this transaction, this shows the Cobalt transaction would have been accretive to our previous first quarter guidance of $1.55 per diluted share. The quality of our earnings is supported by GAAP operating cash flow, which was $306 million for the quarter, which again represented over 100% of net income despite certain cash disbursements in the quarter, which I will discuss later.

And our estimates for balance sheet claim reserves continue to include a factor for moderately adverse conditions. Our days in claims payable decreased by 3.5 days in the quarter, but this change can be primarily explained by the following four factors: first, lower accruals for pharmacy claims due to the biweekly payment cycle timing in our PBM; payment of claims for anticipated flu season medical costs that were accrued at December 31, 2003; payment of certain provider claims that had been contested or awaiting additional information; and a runoff of claims payments for certain Medicaid (primarily Oklahoma) and Medicare Advantage (Atlanta, Santa Clara and Ventura counties) markets that WellPoint exited on January 1, 2004.

Let me now discuss briefly discuss some key income statement and balance sheet items. In terms of earnings for the quarter, continued insured enrollment growth and disciplined pricing resulted in healthy revenue growth. Our first quarter 2004 revenues excluding investment income was $5.562 billion—that is a 16.5% increase from the first quarter of last year, or an increase of 8.4% excluding the impact of the Cobalt merger. Due to WellPoint's decision to exit certain Medicaid and Medicare Advantage markets at the beginning of the year and strong sales in our large self-insured accounts, WellPoint's percentage of insured members has declined on a year-over-year basis.

Our insured members on a year-over-year basis were up 4.6%. Our non-risk members, however, were up 13.5%. Insured lives now represent 56.4% of our membership compared to 58.4% a year ago. The medical care ratio in the first quarter of 2004 was 79.7%, which was 30 basis points lower than the fourth quarter of last year and 207 basis points lower than the first quarter of last year. The favorable medical care ratio in the first quarter 2004 was primarily due to the following: first, the lapse of approximately 100,000 Medicaid and Medicare Advantage lives that experienced an above-average medical care ratio, and second, the sale of 483,000 insured lives in the quarter offset by lapses of almost 500,000 insured lives, those which had a medical care ratio higher than the WellPoint average. Despite the favorable results in the first quarter of 2004, we continue to believe the medical care ratio will increase somewhat in future quarters due to the seasonality of higher deductible plans and as future pricing reflects the lower medical cost trends.

Excluding the impact of the Cobalt merger, which has a large Medicare contract of business, the SG&A ratio continues to show improvement despite $10.2 million of Anthem merger integration costs incurred during the quarter. Our first quarter SG&A ratio was 17.0%, or 16.5% if you exclude the impact of Cobalt. This improvement is due to improved productivity from our e-Business and technology initiatives. For example, our EDI rates on a year-over-year basis increased from 62.3% to 71.3% and our auto-adjudication rates on year-over-year basis increased from 54% to 59.7%.

We also were able to spread SG&A costs over this larger membership base. We continue to see opportunities to reduce the SG&A expense ratio in future years. I believe this ratio can be reduced another 200 basis points over the next three to five years, even without the expected synergies associated with the Anthem merger.

In terms of investment income, our investment income for the quarter was $83.7 million, which included $16.6 million of net, pre-tax realized gains in our investment portfolio. However, revised 2004 earnings per share guidance of $7.50 per diluted share includes a $16.6 million of pretax realized gains in the first quarter and assumes no net gains or losses in future quarters.

Interest expense and "other expenses, net" (which is primarily amortization) were $12.2 million and $11.7 million, respectively, in the first quarter; interest expense was consistent with prior quarters and the other expenses were consistent with the prior guidance we gave in early January 2004. The first quarter effective tax rate of 40% is consistent with last quarter and with prior 2004 guidance.

Turning to the balance sheet, due to solid financial performance and cash flow WellPoint continues to enjoy a financial position that allows it to take advantage of future opportunities. Our first quarter debt-to-total capital ratio was 17.2%, which is down from 22.5% a year ago. This decrease in WellPoint's leverage ratio is after considering the Cobalt merger and repurchase of one million shares for $76 million during the last twelve months.

Cash flow was again strong for the first quarter. GAAP operating cash flow in the first quarter was $306 million, which was once again greater than net income. This operating cash flow in the first quarter was negatively impacted by the following cash disbursements: we paid $25.8 million of contested provider claims; we also funded an all associate profit-sharing plan that was implemented for the first time in 2003 for $37.6 million; we did pay the claims run out for those Medicaid and Medicare Advantage markets that WellPoint exited on January 1st—those run outs were $26.0 million; and from a cash flow point of view, we did have the one additional day due to the leap year in this first quarter to pay claims—while it's offset by revenues that we charge for the additional day, those revenues come in over four quarters, not one quarter, so the cash flow impact in the first quarter was a negative $35.1 million. These one-time or unusual items total $124.5 million.

We continue to feel comfortable with our balance sheet reserves for medical claims. Our medical claims payable were $2.6 billion at March 31, 2004. Days in medical claims payable decreased by 3.5 days from 60.9 to 57.4 during the quarter. This decline is due to a number of factors: first, the timing of our PBM's biweekly pharmacy claims payments, which would have reduced days in medical claims payable by 0.8 days; we did have a payment for anticipated flu season medical costs that were accrued at December 31, 2003—those were paid during the first quarter resulting in a reduction of 0.9 days; we did have the payment of certain provider claims that had been contested or were awaiting additional information—a 0.8 day reduction; and then the run-off of the claims payments for those Medicaid and Medicare Advantage markets we exited was a negative 0.6 days and then there were a number of other miscellaneous factors that accounted for the other 0.4 days for the total of a 3.5-day reduction.

As we have always stated, since we use a consistent actuarial methodology to estimate medical claims, we would expect positive prior period claims payable development in 2004 at least equal to 2003 levels, assuming no unexpected adverse development in 2004 in cost terms and utilization. Through the first quarter of 2004, we continue to remain comfortable with that statement. As we did last year, we are currently planning to provide a medical claims payable rollforward schedule to investors with our second quarter earnings. We believe this will provide adequate time to elapse for a reasonable estimate of positive 2003 development in 2004.

Long-term debt was virtually unchanged for the first quarter from the fourth quarter of 2003. During the first quarter, WellPoint did not repurchase any of its common stock due to the pending merger with Anthem, Inc. Given WellPoint's strong financial performance, we will bring a very strong balance sheet into the Anthem merger, which should provide the merged entity with significant financial flexibility to manage its capital structure in order to maximize shareholder value.

Finally, in conclusion, again I'd like to reiterate that we think the first quarter was a very strong quarter for WellPoint and we continue to be pleased with Cobalt's financial performance and the integration process to date. During the first quarter, WellPoint exceeded First Call estimates by over $0.20, but even more important, our business fundamentals are strong: enrollment growth and disciplined pricing resulted in 17% top-line growth; we have been able to offset rising medical costs with price increases, as demonstrated by a relatively constant medical care ratio over recent years—and while the pricing environment has gotten more competitive, we do not believe it is as irrational as demonstrated by over 825,000 new lives sold during the quarter; our e-Business and technology investments have shown material improvements in productivity and a lower SG&A ratio; and we continue to generate operating cash flow greater than net income.

Before turning the call back over to Leonard, I would like to reiterate our comfort with the new 2004 earnings per share guidance of $7.50. I would also like to say how excited I am about the progress we are making on the merger with Anthem. We now have almost 1,000 associates working on the transition planning teams and I am comfortable that we will achieve the goals we established when we announced that transaction.

This discussion does contain some non-GAAP financial measures, as defined in the rules of the Securities and Exchange Commission. As required by the rules, a reconciliation of those measures to the most directly comparable GAAP measures is available on our website, which can be found at www.wellpoint.com. Also, an audio link of the entire call will be made available on our website following this call. Now I would like to turn the call back over to Leonard for some closing remarks.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

Thanks, Dave. Now I would like to make those closing comments about our physician quality and technology initiative. I'm sure you will recall that under that initiative, 19,000 physicians in our four Blue geographies are being offered the choice of two technology packages free of charge and over 170,000 network physicians nationwide can choose one of these packages at a substantial discount. These doctors get a choice of either the prescription improvement package, which is a handheld electronic prescribing unit, which will allow physicians to electronically generate prescriptions and the associated hardware and software to make that work or a paperwork reduction package, which is a fully loaded professional grade computer and printer to facilitate online communications, including paperless submissions of claims, not just to WellPoint companies, but to any health insurer.

Dell Computers is providing the hardware for these packages and Microsoft and its partners are supplying the software. To date, almost 11,000 physicians have made their technology selection. About 10% of these physicians have selected the e-prescribing package. We are hopeful that this adoption rate will increase once Microsoft announces its software partners on the e-prescribing equipment.

This program is very important and I think has the potential to significantly improve the quality of medical care and to reduce errors in our health care system. It will also help significantly reduce administrative costs for WellPoint and for other health insurers. We are investing for the future by taking important steps to digitize the medical community and we hope other practitioners in the American health care system will add their support to this effort. Now we'd be happy to take your questions. Operator.

Operator

(OPERATOR INSTRUCTIONS) Charles Boorady with Smith Barney.

Charles Boorady—Smith Barney Citigroup—Analyst

Good morning. First question is on medical cost trend and the components. Could you bullet those for us and give us utilization versus pricing for them?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

We would stay pretty close to what we said on the last call. Our trends are down about 100 basis points from last year, just below 10%, with physician services in the mid-single digits, inpatient hospital in the upper-single digits, drug costs running around 10% and outpatient north of in the low teens. Inpatient—not much change in utilization rates. Outpatient is a combination of price and utilization.

Charles Boorady—Smith Barney Citigroup—Analyst

The contested claims settlement—how much of that was for the already disclosed Tenet issue versus any others and was there any benefit or detriment to the income statement this quarter to the extent that what you paid out was different from what you might have previously already expensed?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

The amounts that were paid out were pretty close to what we had reserved. We finally got either resolved issues or got additional information that we needed to pay those claims; the large majority of them were—did relate to Tenet.

Charles Boorady—Smith Barney Citigroup—Analyst

Second question is just, can you broadly discuss the California legislative front? Any impact from the workers' comp legislation and any changes on the horizon, the state programs like Medi-Cal or Healthy Families, etc.?

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

The workers' comp legislation that passed, I think, is very positive for the California employment environment. In other words, it will help existing California employers and I think it will encourage others to come to California. It should reduce workers' comp costs and improve the business climate. It allows employers to control medical costs—workers' comp medical costs—by utilizing health care networks and obviously we have heath care networks that can be utilized, so it offers excellent opportunity for us from a business point of view. We currently—Blue Cross of California currently provides medical network access to the State Compensation Fund and other large payers and we think our market will expand as we get better penetration in our network as we attract more employers. I think the short answer is, it's a win.

In terms of the budget situation more broadly, it's probable that the state will expand the Medi-Cal managed care program to more counties in its effort to save money and that will probably occur as early as 2005. We also believe that program will be expanded to include additional populations, such as the disabled. And the issue here is that the Medi-Cal managed care program saves money and it has also been seen through research studies to deliver excellent care and very good outcomes. In the short term, however, budget cuts caused a reduction in membership in the Healthy Families program. As I said in my previous remarks, there were fewer state resources available to help individuals who are eligible for the program to complete the application process.

In the current budget proposal, there was a recommended 10% reduction for providers, but we expect the final cut to be much less, especially since there is already an injunction preventing the state from implementing the provider cuts that were part of this year's budget. Also it is our judgment, we have to see how it plays out, but the Healthy Families enrollment cap is unlikely to pass in its present form. We are confident about that aspect of our business. As I indicated in my remarks, however, we are in this business when it makes business sense. When and if conditions change, we will not participate.

However, the California Managed Care Medi-Cal program in the counties where we participate is a very good program—it lowers cost, it ensures quality of care and it provides us with a return on our business that we think is quite appropriate.

Operator

Joshua Raskin with Lehman Brothers.

Joshua Raskin—Lehman Brothers—Analyst

Two questions, the first on the California small group, I believe the May rate increases are coming up and I'm wondering what your expectations for yields around that group and those increases will be? And my second question relates to the health adviser program in Missouri—I believe you guys had rolled out a program comparing some of the hospitals on efficacy etc., and I was wondering if you had any feedback from either providers or the employer groups in that market and maybe a little bit of a discussion whether you are seeing any shifting of your membership to, I guess, a more efficient facility?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

Your first question regarding the small group rate increases, that is pretty much consistent with the guidance that we gave that probably will wind up to be a little bit less than 10%. Obviously, small group uses the same networks and medical management that the rest of our company uses in California, so we don't see a dramatically different trend. Sometimes you see a little bit different buydowns in small group, which are more price sensitive, but I do not think you will see much different from what we have guided for.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

In terms of the Missouri situation—this is an online computer aid that allows our members to get access to the incidents and number of procedures that are given in a hospital, the complication rate, the infection rate, the staffing, all that sort of thing—and it's a little early yet, I think, for us to be able to conclude what the impact has been. I can tell you, though, that customer satisfaction goes up dramatically where people have an opportunity to make these kinds of comparisons.

Joshua Raskin—Lehman Brothers—Analyst

And you track the number of hits, i.e., how many members are actually looking at some of these tools?

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

Yes, we can. I don't have that information now, but yes, we do.

Joshua Raskin—Lehman Brothers—Analyst

Thanks.

Operator

Bill McKeever with UBS.

William McKeever—UBS Securities, LLC—Analyst

Couple of questions on the medical cost trend: as the economy strengthens, particularly going into the second half of the year, do you anticipate that the medical cost trends might begin to pick up a bit as utilization strengthens?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

That's a difficult question because a lot will depend on what employers are willing to do in terms of benefit plan designs and flexibility. Right now, everybody's focused on managing medical costs and keeping it affordable. I don't think until you see a continuous up cycle that it will have much impact on utilization.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

The other issue from our perspective is, we are focused on gathering data as quickly as we can so that we can change our pricing parameters if there is underlying change in trends either to cost or utilization. We price to cover trend no matter what happens, if it goes up or if it goes down. That is our focus. If there is a change, we will probably discern it sooner than most because of the focus we have on both paying quickly and analyzing the data, and then we will change our pricing to account for it. If you will recall that we have built into our product design and our product mix the ability to make changes pretty rapidly and not be locked in as of January 1st.

William McKeever—UBS Securities, LLC—Analyst

My second question has to do with the BlueCard program, which had very strong growth in both the host and in the home membership. Where is the membership coming from? Is it smaller plans? Can you give us any insight into where that is coming from?

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

There are two things going on in California and that is that we are both taking some membership that was heretofore funneled through Blue Shield, which is another Blue plan in California, is being transferred to Blue Cross. And then the entire BlueCard membership is growing nationally. We benefit from that across the board.

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

I do not think there has been any one party, I think it is just coming from a lot of TPAs that are going out and other national plans.

William McKeever—UBS Securities, LLC—Analyst

Thank you and congratulations on the quarter.

Operator

Ellen Wilson with Sanford Bernstein.

Ellen Wilson—Sanford C. Bernstein—Analyst

Couple of follow-ups: I was wondering on the fully insured membership side, it was down about 110,000 lives sequentially. I was wondering if you give a little bit more color on how much of that was State Sponsored Programs versus commercial and what is going on within each?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

I can give you, if you look at just the Medicaid market that we exited, Oklahoma that was close to about 75,000 lives and on top of that the Medicare Advantage lives in Atlanta, Santa Clara in Ventura County, a good portion of Orange County, that was a little bit over 30,000 lives so we had a little bit over 100,000 lives just in Medicare and Medicaid. I think our prior guidance thought that we would make up some of that in fully insured growth in our remaining commercial market and we actually really just broke about even there.

As I said, what's interesting is that we actually did not have a sales problem; we sold 483,000 new insured members during the first quarter. We had the lapses of that 100,000 Medicare and Medicaid and about another 500,000 commercial. One of the big benefits that we got on the medical care ratio was the fact that, obviously, the Medicare and Medicaid does run a medical care ratio higher than our corporate average. And when we started looking at the cases that lapsed, those generally tended to be cases that had a higher medical care ratio that were getting above-average rate increases.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

This is the notion of discipline around pricing. Many, many years ago, we went through a very bad patch as Blue Cross of California, determined that the issue had to do with pricing. We price everything to cover trend. There are no loss leaders. There is no notion of pricing below what we think we need in order to gain market share. When we lose an account because we priced it up and there is somebody else who has a lower cost option, that's fine with us. Because we have to price every account accurately or over time you get in trouble.

In general, the 500,000 that Dave was talking about were very high MCR accounts, and when we raised our rates to maintain our profitability they apparently had other options. We wished them well with those other options. We will maintain our pricing discipline because that is the fundamental engine for companies like ours.

Operator

Doug Simpson with Merrill Lynch.

Doug Simpson—Merrill Lynch—Analyst

Could you just walk us through your expectations for PBM membership over the rest of "04? Maybe just talk a little bit about any big wins or losses in the first quarter—looks like the members dipped a little bit, and just wanted to get your sense for where you saw that going for the rest of the year?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

We have not historically given specific guidance on the PBM, although we think that obviously we will pick up some members as Leonard talked about. We did get approved on a national basis for the Medicare discount card. We expect to start adding members there. We believe we are in the proposal process or close to adding some additional external business. We feel that we will probably see an order of magnitude of one million lives added to the PBM over the next couple of quarters.

Doug Simpson—Merrill Lynch—Analyst

Maybe one other one: we are obviously hearing a lot abut the rising bad debt issue with the hospitals and just wondering—be curious on your under perspective on that, how you see that playing out and the negotiations. I'm sure it will be brought up at the table and just what do you think that's going to—what impact will that wind up having?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

It should not be surprising, we are seeing a slight rise in the uninsured, and you see a lot of our customers doing higher deductibles and co-pays involved. And in my experience I haven't been on the hospital side. Hospitals always complain about managed care plans for how much we pay; we generally pay a lot better than our members do. And so higher deductibles and co-pays are a challenge for hospitals that don't have strong patient accounting systems to bill and collect on a retail basis versus a wholesale basis. Obviously, it is a challenge for us because we got to keep a solvent financially healthy provider group because we rely on them to provide care to our members. And to the extent that they have higher bad debt, it does get reflected in rates that we are all ultimately going to have to pay.

Doug Simpson—Merrill Lynch—Analyst

Okay, thanks.

Operator

Patrick Hojlo with CSFB.

Patrick Hojlo—Credit Suisse First Boston—Analyst

Good morning guys. The first question is related to your reserving policy—I hate to beat a dead horse here, but it seems to be an impression floating around this morning that you folks may have shifted your reserving policy to bring it in line with Anthem's. Can you confirm for us that that's not the case?

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

I appreciate the question, but there has been no change in our reserving policy. We have been over this and over this and I just want to make it very clear that we have been, and we, are conservative. We are also absolutely consistent over time. This is a big issue for our board, this is a big issue for our auditors and it is a big issue for me, so we have not changed our policies at all.

Patrick Hojlo—Credit Suisse First Boston—Analyst

Understood. I got asked the question probably a dozen times this morning and I do not know where it came from.

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

I would expect you will see positive period development—it will look very comparable to last year as we just maintain that policy. The fact of the matter is, as I mentioned before, our policy isn't that much different than Anthem.

Patrick Hojlo—Credit Suisse First Boston—Analyst

I believe the Cobalt membership that was annotated in the footnote looks like it declined sequentially, maybe not entirely unexpected given the transition, but anything else going on there?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

No, I think if you followed us most of the times when we acquired properties, particularly ones that are in a turnaround, they will sometimes—as things get repriced, you see a different membership. I think Becky and her team are doing a very good job of getting it integrated, getting the synergies that we had anticipated, and we are optimistic that enrollment will start increasing.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

I think the situation in Wisconsin is actually going very well. This was a very good transaction for us. Please recall that Becky Kapustay, who is running the Wisconsin plan now, was the individual asked to go out to Georgia and what we saw there was tremendous improvement and it's now just an excellent organization running under the management of John Watts. But Becky is very able and there are some issues that have to be dealt with and I am confident they will be resolved and I think it will turn out to be another very, very good opportunity for our Company.

Patrick Hojlo—Credit Suisse First Boston—Analyst

Thanks a lot.

Operator

Eric Veiel with Wachovia Securities.

Eric Veiel—Wachovia Securities—Analyst

Actually my question on Cobalt was a little different, the membership being down I understand, I was just surprised to see the loss ratio there tick up given that you would think as you are repricing you would be getting rid of some of the higher lost ratio accounts. Can you help me get my arms around that?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

I mean, the Cobalt business is a—when you start looking at it on an individual basis—is a much smaller book. You'll see more fluctuation in that smaller book than you will see in the overall WellPoint numbers. I think we would—had anticipated it being a little bit flatter, but that kind of variance is just not all that material.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

I think this is an issue of relatively short-term volatility and it also has to do with product mix, but over time what will happen I believe in Wisconsin is what happened in Georgia and has happened other places: you'll see the new company integrated into the rest of WellPoint, and then the numbers will begin to move in the direction of the rest of the company. You'll see the MCR go down and you will see admin go down and it will be successful. It just takes some time and, as Dave mentioned, because of the relative size, you'll see more volatility. But over time it will fit in with the rest of the company and be very successful.

Eric Veiel—Wachovia Securities—Analyst

That's fair. I was curious about your comment as it related to Blue Shield of California and your ability to get some of the BlueCard membership there. Can you just help me understand the dynamic behind that driver? What's driving that?

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

There are three or four places around the country where there are actually two Blue plans that can be used for this home/host. Typically that is left up to either the provider or the plan that is the—has the account. I think over time there has been an assessment here in California that Blue Cross offers more—higher level of service and can be more cost effective. So I think more of that business is moving in our direction. That is unique to California.

Eric Veiel—Wachovia Securities—Analyst

Okay, so it is just you guys proving that you're better, I thought maybe there was some other issue within the Association or something like that but it is just straight out competition—you guys are thought of better. That's fine.

If I could just ask a really quick final question: Leonard, if you could give us a sense of what your role in the integration process is going to be? As we look at the integration executive committee, will you have any participation in that or are you going to be taking more of a high-level approach to the integration of the companies?

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

I think we're still in the process. There can only be one chief executive officer so when the deal closes, Larry will be the chief executive officer and he will make the decisions that the chief executive officer makes and I don't want to confuse that in any way. I'll be involved at the board level and the issues that I'll be involved with will be the strategic issues that the company faces, monitoring the performance as we do now, some of the outsides interfaces having to do with public policy and then the board's traditional role in terms of human resources succession planning. I think I will be involved, but there will be only one chief executive officer and those decisions will be made by the chief executive officer. Larry has been very good about discussing things and I think I am very tuned into what is happening. Once the deal closes he is the chief executive officer period.

Operator

Christine Arnold with Morgan Stanley.

Christine Arnold—Morgan Stanley—Analyst

My first question relates to SG&A. It looks like your guidance includes absolute dollar reductions in SG&A spending sequentially through the year of more than $10 million per quarter. What are you getting rid of, aside from the $10 million merger expenses from the first quarter, and what kind of other costs can you see, and then I have a follow-up?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

We are constantly looking at improving productivity. We are, we had a number of one-time or discretionary expenditures on some projects that we decided to do because first quarter was running ahead of plan. To the extent that the next quarters windup being closer to that plan, we will probably go back to more of a standard run rate in G&A expenses. So we do manage how we spend those dollars and to the extent that the next couple of quarters turn out to be running ahead, we may boost it up and make some investments into the future.

Christine Arnold—Morgan Stanley—Analyst

So can you quantify what the discretionary spending was in the first quarter?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

It's not—as I've said publicly before that if you took any given year, we have close to $100 million of discretionary stuff that, if I need to defer it a year, we can defer it a year. I think they are well spent. I think they represent good value for our shareholders, but if we need to, we have a lot of discretion.

Christine Arnold—Morgan Stanley—Analyst

My second question is could you update your at-risk enrollment targets in light of where you wound up in the first quarter?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

Update what?

Christine Arnold—Morgan Stanley—Analyst

Your at-risk enrollment targets for the year in light of where you wound up in the first quarter, is there a change to your enrollment targets?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

I think we are probably running a little bit slower there, but remember it's the enrollment growth in the latter part of the year that tends to be more insured business. Most of the ASO, which are the larger employers, are more heavily weighted to pick January 1st. We are running, as I said, a little bit behind. We thought we would make up the 100,000 that we pulled out of Medicare and Medicaid to additional growth and we just really held our own. I do believe when you look at adding 483,000 insured members in a quarter, we still are pricing and selling.

Christine Arnold—Morgan Stanley—Analyst

Thank you.

Operator

John Rex with Bear Stearns.

John Rex—Bear Stearns—Analyst

Good morning. I was wondering if you could quantify for us or give us a range in terms of the medical cost ratio differential between the insured business went away—the nearly 600,000—and the 500,000 you picked up, is it 500 basis points? Is it 1,000 basis points? Can you give us a way of thinking about that?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

It's hard to quantify exactly; I don't have the exact numbers for every case lapsed, but generally, if you look at—Medicare and Medicaid were in the upper 80% range and obviously we tend to run in the low 80% range.

John Rex—Bear Stearns—Analyst

In excess of 500 basis points would be fair to think about?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

That is not unreasonable.

John Rex—Bear Stearns—Analyst

Given part of the earnings upside is due to mix shift, it seems like you're exercising some caution in your second half, you keeping your earnings outlook especially probably where you were looking for when you did the January outlook call. Is that just about the potential for Medicaid decrease or is there more in that given you probably had a better run rate on the business you picked up?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

I think it is a little bit of everything. I think I mentioned we have, hopefully, conservative assumptions baked into our guidance on California Medi-Cal because of the budget issue. As Leonard said, we are optimistic about the program because we do think that managed care saves the state money and may be expanded, and it is a profitable business for us. We'd like to see it expanded to additional counties in different populations. What we have assumed, which is basically where the governor has recommended cuts, hopefully will turn out to be conservative in hindsight, but I think it's prudent the way this governor has been able to get things accomplished that nobody would ever think could be accomplished. But I am not going to bet against it.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

John, I think you know that we consider the earnings guidance to be a promise that we make to our shareholders and we will keep our promise.

John Rex—Bear Stearns—Analyst

Can you quantify what kind of EPS impact that worst-case scenario in Medicaid has in your second half and what kind of offset impact it would have if you get the full as its proposed today? Give us a range?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

It's about $0.05, Medi-Cal is not that big for us.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

And it doesn't hit until the end of the year. Impact for this year is not terribly material.

John Rex—Bear Stearns—Analyst

It's kind of cautious on the second half—is it more weighted towards the potential accelerating utilization and the high deductible business that you been selling or would it be fair to characterize it as that?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

I don't want to say acceleration of trends because I do not think trend is going to accelerate, but certainly people do burn through their deductibles and that has an impact on claims we actually pay.

Operator

Michael Baker with Raymond James.

Michael Baker—Raymond James—Analyst

Leonard, I was wondering if you could give us an update in terms of enrollment to your HSA products or are they still in the early stages of rollout?

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

They have just been rolled out, we don't have anything to report.

Michael Baker—Raymond James—Analyst

David, in terms of your discussion on cash flow was there anything from the aspect of cash collections—the extra day in the leap year—that we need to consider?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

What I tried to explain is that from a cash flow point of view on an annual basis, it's not an issue. Obviously, we are not surprised that there was a leap year day in 2004, it had been planned for many years. The way it works is that you price accounts on an annual basis, so you have for us—we incur about $46 million in claims in a day and you would price that $46 million in over four quarters. So from a cash flow point of view in the first quarter, you have the full $46 million that goes out, but you only have a little bit over $11 million that you actually got in the first quarter. You'll make it up and by the end of the year, leap year is not an issue for cash flow. By the end of the year, we will hit the cash flow numbers that we laid out, probably somewhere close to $1.6 billion. We feel very good about cash flow, there is just some one-time issues when you have a quarter that, compared to the prior first quarter, had an extra day.

Michael Baker—Raymond James—Analyst

Thanks a lot.

Operator

Scott Fidel with JP Morgan.

Scott Fidel—JP Morgan Chase—Analyst

Just had a question on the benefit buydowns, it actually looks like they came in surprisingly low at around 1.4% compared to your expectation for 2%. Could you first talk about if you saw any regional variation in the buydowns and also maybe just wondering whether that might reflect some improved optimism on behalf of California employers?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

Well, I don't think we saw much difference in terms of new regional changes. Obviously, we always see the differences by customer segment, those smaller employers get a little bit more price sensitive, do a little bit more than larger employers. Your computation is pretty correct in terms of—we were expecting a little bit less than 2%; we got closer to your number.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

I talked about this before in another context and I think this reflects a change in the way employers view their responsibilities to employees and the way employees see employers. This is post 9/11 —employers feel a greater obligation to protect their employees. What we've seen consistently since then is much less or much lower—many fewer employers reducing benefits and instead being very careful about the number of employees they have. We've seen productivity and reductions and total employment and we've seen a resistance to increasing employment, but we haven't seen anywhere near the buydowns that we had expected a year or two ago.

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

People really do value the products that we deliver. Last year in 2003 when I think the UAW signed their contract and gave up on things like job security and stuff in exchange for better health benefits, I thought that might be an aberration with just the auto workers union. But look at this year with the grocers strike, they gave up a couple years of rate freezes and allowing supermarkets to hire below union scale in exchange for keeping their health benefits. It is a benefit that people do value and I think that is what is bullish for our industry.

Scott Fidel—JP Morgan Chase—Analyst

I just had a follow-up question on Texas. It looks over the last couple years the pricing environment there has firmed pretty nicely, but most plans still are seeing some slight declines in enrollment. Do you think we are at a point where you can start to see some incremental growth in Texas or do you think that enrollment will still remain relatively soft?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

I think we will start seeing growth. We clearly are seeing growth in the individual and small group market in the smaller size. As you remember a lot of that is UNICARE business where we have moved from the national jumbo accounts to more of the smaller market portfolio insured and that is happening.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

Texas is a tough marketplace for a bunch of reasons—the regulatory environment, the competition—so we have tried to be very careful there. But we are not going to stay in a location unless we think there is a future and there clearly is a big future in Texas. An awful lot of people live there and we want to continue to refine our products, make them available and grow in that state.

Operator

Ed Kroll with SG Cowen.

Ed Kroll—SG Cowen & Co.—Analyst

My other questions have been answered. I was wondering if maybe, Leonard, you might share some of your thoughts on this issue of the uninsured. How would it ultimately be fixed if it can be? And would you think some of these new individual products potentially like the HSAs might be a solution or expansion of existing Medicaid programs? Just wondering what your thoughts are on that and then I have a quick follow-up.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

Ed, I think the key in understanding the uninsured problem in the United States is to not think of it as a monolithic group. There are three distinct pieces. The forty plus million or so people who are uninsured are made up of—first, about 14 million of these people are individuals who are eligible for existing government funded programs, they are simply not enrolled. You heard earlier that we saw a slowdown here in California in enrollment because it costs money to enroll people and once they are enrolled, the state—whatever state—has to spend money, so there has been a slowdown and a reluctance to enroll people who are eligible. Later this month we are going to be announcing a program that will come out of our foundation, not WellPoint the company, but out of the WellPoint Foundation, aimed at accelerating enrollment of people who are eligible, but not enrolled. That is one-third of the problem—are people who ought to be covered and just have not yet been enrolled. And we are going to put some serious funding behind the effort to enroll those individuals.

The remaining two-thirds are almost evenly split between people who are what used to be called medically indigent—that's people whose earnings are under 200% of the poverty level and people whose incomes are higher. About 11 million people who have incomes of over 300% of poverty—and those people it seems to me we ought to be able to reach. That's the program that I mentioned earlier, lower cost mandate free programs. I think the health insurance industry has an obligation to reach out to those folks. Ironically, the fastest growing groups of uninsured people are people who have incomes of over $50,000 a year and these young invincibles are part of that problem. People who think that they do not need health insurance, so we will be very aggressive there and I think other companies will be as well and that's a huge opportunity; it's over 11 million people.

The individuals in the middle, the so-called medically indigent, I think we do need some help and that help will probably come from the government in a variety of ways. But that's a relatively small piece of the pie. I think existing programs are the answer for the people who are eligible and not enrolled, and the commercial sector—that is to say, companies like ours—can go after the 11 million who have the money, but don't choose to be insured today. I'm optimistic about the future, frankly—the key thing is to jumpstart the enrollment of people who are eligible, but not currently enrolled.

Ed Kroll—SG Cowen & Co.—Analyst

Thanks for that update. I was just curious—I know it will depend on the timing of the closing of the Anthem merger, but do you anticipate reporting your second quarter on a stand-alone basis?

David Colby—WellPoint Health Networks Inc.—Chief Financial Officer

Ed, I would imagine that we are going to have to figure out a way to do it. If this were to close at the very end of the second quarter or the beginning of the third quarter, technically, I guess, WellPoint Health Networks would not have to report. But if we did the new WellPoint second quarter and didn't give investors a feel for how the other half of the company did, I think that would be not the right way to go. We will find some way of making sure the results of our second quarter are known.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

Ed, I think that's a very good question. There are technical reasons about what you file and what you do, but I think we will try to err on the side of transparency and make information available. We have to obey all the rules about what you file and what you don't file and when you disclose and all that sort of stuff. I think investors have a right to know what's happening and we will try to find a methodology that's consistent with all the SEC filing requirements, but that also gives people insight as to what's going on. We feel good about the new guidance that was given today and I think we want to keep you updated. It's a very legitimate question.

Ed Kroll—SG Cowen & Co.—Analyst

Thanks very much.

Operator

Richard Foote with Ramirez & Co.

Richard Foote—Ramirez & Co.—Analyst

It's been addressed already, thanks.

Leonard Schaeffer—WellPoint Health Networks Inc.—Chairman and Chief Executive Officer

Thank you.

Operator

Ladies and gentlemen, we thank you for joining us. This concludes our conference call for today. You may now disconnect.